

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 7, 2008

<u>via U.S. mail</u>

Mr. Zhixiao Chen, Chief Executive Officer
Niusule Biotech Corp.
2533 North Carson Street
Carson City, NV 89706-0242

> **Re:** **Niusule Biotech Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 22, 2008**
> **File No. 333-152398**

Dear Mr. Chen:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment No. 2 to Registration Statement on Form S-1</u>

<u>General</u>

1.   We note that you have not complied with prior comment 1, regarding the

identifying and dating information required on your August 29, 2008 response letter. We reissue prior comment 1.

2. Please provide relevant updated information in your next amendment. For example, we note that the dollar amounts in your filing are based upon an exchange rate as of June 1, 2008, your beneficial ownership table at page 28 reflects the number of shares of common stock outstanding as of June 30, 2008, and you disclose at page 31 that you intend to submit your application for approval for environmental impact assessment from the Anji Environmental Protection Agency in September.

***

<u>Closing Comments</u>

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Gallagher
       K. Hiller
       L. Nicholson

       <u>via facsimile</u>

       Michael Williams, Esq.
       (813) 832-5284